June 13, 2024

By EDGAR Submission

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Lynn Dicker
Eric Atallah
Division of Corporation Finance, Office of Life Sciences

Re:    GINKGO BIOWORKS HOLDINGS, INC.
    Form 10-K for Fiscal Year Ended December 31, 2023
    File No. 001-40097

Dear Ms. Dicker and Mr. Atallah,

Ginkgo Bioworks Holdings, Inc. (the “Company”) is submitting this letter in response to the comment letter dated May 30, 2024 submitted to the Company from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Annual Report on Form 10-K that was filed with the SEC on February 29, 2024 for the fiscal year ended December 31, 2023. For your convenience, the Staff’s comments are included with our responses below.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Research and Development Expenses, page 84

1.Please revise future filings to provide quantitative and qualitative disclosures that give more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense) which should reconcile to total research and development expenses on your Statements of Operations.

Response

The Company will revise the Research and Development (“R&D”) paragraph under Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending June

30, 2024, to provide additional quantitative and qualitative disclosures to provide more transparency as to the type of R&D expenses incurred, where material or helpful to an understanding of the expense. The Company’s R&D expenses principally relate to the operation, expansion and enhancement of its service offerings of its proprietary platform, that includes its Foundry and Codebase, to its cell engineering customers. These R&D expenses include laboratory supplies, consumables and related services provided under agreements with third parties and in-licensing arrangements, personnel compensation and benefits, rent, facilities, depreciation, software, professional fees and other direct and allocated overhead expenses. In contrast, the Company does not develop products or candidates in the same manner as many of its customers in the pharmaceutical and biotechnology industries, but instead offers a horizontal platform solution for cell programming, inclusive of hardware, software and biological tools combined with services. Accordingly, the Company does not expect that any enhanced quantitative and qualitative disclosures regarding material types of research and development expenses incurred will necessitate a full reconciliation to the total R&D expense for any particular period.

Non-GAAP Information, page 86

2.We note your non-GAAP adjustment for merger and acquisition related expenses includes acquired intangible assets expensed as in-process research and development. We believe the adjustment for in-process research and development is inconsistent with Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation. Please confirm to us you will no longer include the adjustment in any non-GAAP financial measure presented in accordance with Item 10(e) of Regulation S-K or Regulation G.

Response
The Company has considered the guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. The Company believes that its adjustment for acquired intangible assets expensed as in-process research and development (“IPR&D”) is appropriate and not misleading.
These IPR&D expenses included on the Company’s financial statements are non-cash expenses derived from stock-based payments made to third-parties in connection with the Company’s acquisition of certain intellectual property assets to enhance its Codebase. The Company views these non-cash IPR&D expenses as not reflective of the Company’s core operating performance.
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The Company further acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
Please contact me at (814) 422-5362 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

GINKGO BIOWORKS HOLDINGS, INC.

By: /s/ Mark Dmytruk
Name: Mark Dmytruk
Title: Chief Financial Officer

cc:    Karen Tepichin, Ginkgo Bioworks Holdings, Inc.
    Marko Zatylny, Ropes & Gray LLP